Exhibit 99.1

Roundy’s, Inc. Reports First Quarter 2015 Financial Results

MILWAUKEE – May 13, 2015 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today reported financial results for the first quarter ended April 4, 2015.

Q1 20151

•	Net sales from continuing operations increased 13.8% to $981.9 million
•

Net loss from continuing operations was $0.4 million, or $0.01 diluted net loss per common share, compared to net loss from continuing operations of $5.5 million, or $0.12 diluted net loss per common share

•

Adjusted net loss from continuing operations[2] was $0.4 million, or $0.01 adjusted diluted net loss per common share[2], compared to adjusted net loss from continuing operations[2] of $0.8 million, or $0.02 adjusted diluted net loss per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $30.2 million compared to $28.5 million

“We achieved our targeted EBITDA and gross margin rate for the first quarter, which were the result of improved operational efficiencies in both our Wisconsin and Illinois stores. Due to softer than anticipated March and Easter sales, our same-store sales were below our expectations,” said Robert A. Mariano, chairman, president and chief executive officer of Roundy’s. “We remain committed to improving financial performance across all of our banners. Our team has embarked on a number of initiatives aimed at managing expenses and further improving our operating efficiencies and execution.”

Financial Results for First Quarter of 2015

Results from Continuing Operations

Net sales from continuing operations for the first quarter of 2015 were $981.9 million, an increase of $119.2 million, or 13.8%, from $862.7 million for the first quarter of 2014. Same-store sales from continuing operations declined 1.6%, which was due to a 1.9% decrease in the number of customer transactions, partially offset by a 0.3% increase in average transaction size. Adjusted for the effect of the 2015 Easter holiday calendar shift, same-store sales declined 2.9%.

Net sales for the Company’s Wisconsin markets were $646.7 million for the first quarter 2015, a decrease of $16.8 million, or 2.5% from $663.5 million for the first quarter 2014. The decrease primarily reflects the closure of three stores during the fourth quarter of 2014. Same-store sales decreased 0.1%, due to a 0.8% decrease in the number of customer transactions, partially offset by a 0.7% increase in the average transaction

1 All comparisons are to the thirteen weeks ended March 29, 2014. See “Discontinued Operations” for a discussion of the 27 Rainbow stores that are included in discontinued operations for the thirteen weeks ended March 29, 2014.

2Adjusted Loss from Continuing Operations, Adjusted Net Loss per Common Share from Continuing Operations and Adjusted EBITDA are non-GAAP financial measures. See the tables herein for important information about these measures and a full reconciliation to the most comparable GAAP measure.

size. Same-store sales were positively impacted by the Easter holiday calendar shift from the second quarter of 2014 into the first quarter of 2015. Adjusted for the effect of the 2015 Easter holiday calendar shift, same-store sales declined 1.4%. Same-store sales in the Company’s Wisconsin markets continue to be negatively impacted by competitive store openings.

Net sales for the Company’s Illinois market were $335.2 million for the first quarter 2015, an increase of $136.0 million, or 68.2% from $199.2 million for the first quarter 2014. The increase primarily reflects the benefit of new and acquired stores in Illinois, partially offset by a 6.4% decrease in same-store sales. The decrease in same-store sales was due to a 5.5% decrease in the number of customer transactions and a 0.9% decrease in the average transaction size. Same-store sales were positively impacted by the Easter holiday calendar shift from the second quarter of 2014 into the first quarter of 2015. Adjusted for the effect of the 2015 Easter holiday calendar shift, same-store sales declined 7.7%. Same-store sales were negatively impacted by the cannibalization effect of new and acquired store openings in the Illinois market. In addition, same-store sales have been negatively impacted by the reopening of a significant number of former Dominick’s stores that were initially closed in early 2014 and are now operated by other competitors.

Gross profit for the first quarter of 2015 increased 13.5% to $261.6 million, from $230.5 million in the same period last year. Gross profit as a percentage of net sales was 26.6% for the first quarter of 2015, compared to 26.7% in the same period last year. The decrease in gross profit as a percentage of net sales primarily reflects increased shrink, partially offset by an increased perishable sales mix.

Operating and administrative expenses for the first quarter of 2015 increased to $248.8 million, from $218.1 million in the same period last year. Operating and administrative expenses as a percentage of net sales were 25.3% in the first quarter of 2015 and 2014, respectively.

For the first quarter of 2015, net loss from continuing operations was $0.4 million, or $0.01 diluted net loss per common share, compared to net loss from continuing operations of $5.5 million, or $0.12 diluted net loss per common share, for the first quarter of 2014. Adjusted net loss from continuing operations for the first quarter of 2015 was $0.4 million, or $0.01 adjusted diluted net loss per common share, compared to adjusted net loss from continuing operations of $0.8 million, or $0.02 adjusted diluted net loss per common share, for the first quarter of 2014. See “Reconciliation of Non-GAAP Amounts” for important information about Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations, which are non-GAAP financial measures, and for a full reconciliation of the most comparable GAAP measures.

Adjusted EBITDA from continuing operations for the first quarter of 2015 was $30.2 million, compared to $28.5 million in the first quarter of 2014. The increase primarily reflects the benefit of the 2015 Easter holiday shift.

Net cash flows used in operating activities for the thirteen weeks ended April 4, 2015 were $5.4 million, compared to $13.7 million for the thirteen weeks ended March 29, 2014. The decrease in cash used by operating activities was due primarily to a decrease in accounts receivable and prepaid expenses and lower payments for interest and taxes.

Discontinued Operations

During the second quarter of 2014, the Company entered into definitive agreements to sell 18 Rainbow stores in the Minneapolis / St. Paul market to a group of local grocery retailers, including SUPERVALU INC. (“Rainbow Store Sale”). The Rainbow Store Sale closed during the third quarter of 2014. The remaining nine Rainbow stores which were not included in the Rainbow Store Sale were closed during the third quarter of 2014 as the Company exited the Minneapolis / St. Paul market entirely. The 27 Rainbow stores are included in discontinued operations in the Consolidated Statements of Comprehensive Loss for the thirteen weeks ended March 29, 2014 and April 4, 2015, respectively.

Fiscal 2015 Guidance

The Company expects the following results from continuing operations for its 2015 second quarter and fiscal year:

	Q2 2015	Fiscal 2015

Net Sales	$985 to $995 million	$3.95 to $4.02 billion

Same-store Sales Growth	(4.00%) to (5.00%)	(1.75%) to (3.75%)

Adjusted EBITDA	$27.5 to $32.5 million	$115 to $125 million

Interest Expense
Cash	$12.6 to $13.1 million	$50.3 to $51.3 million
Non-Cash (1)	$1.2 million	$4.7 million

Income Tax Rate	40.0%	40.0%

Capital Expenditures	$20 to $25 million	$68 to $73 million
New Store Openings	2	5
Store Closings	1	1

Adjusted Net Loss Per Diluted Share from Continuing Operations	$0.00 to ($0.05)	($0.06) to ($0.17)

(1)	Includes amortization of deferred financing fees and original issue discount.

Conference Call

The Company will host a conference call and audio webcast today, May 13, 2015 at 4:30 p.m. ET (3:30 p.m. CT) to discuss financial results for the first quarter of fiscal 2015. To access the conference call, participants should dial (888) 949-2791; passcode is 6486936. Participants are encouraged to dial in to the conference call ten minutes prior to the scheduled start time. The call will be also broadcast live over the Internet and accessible through the Investor Relations section of the Company’s website at www.roundys.com, where it will be archived and accessible through May 27, 2015. A telephone replay will be available through May 27, 2015 by calling (800) 856-2276 to access the playback.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4 billion in sales and more than 22,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 150 retail grocery stores and 100 pharmacies under the Pick ’n Save, Copps, Metro Market and Mariano’s retail banners in Wisconsin and Illinois. Roundy’s is committed to helping the communities its stores serve through the Roundy’s Foundation. Chartered in 2003, the Roundy’s Foundation mission is to support organizations working to relieve hunger and helping families in crisis due to domestic abuse, neglect and other at-risk situations.

Non-GAAP Financial Measures

This press release presents Adjusted Net Loss, Adjusted Net Loss Per Common Share and Adjusted EBITDA, which are non-GAAP financial measures within the meaning of applicable SEC rules and regulations, as defined under “Consolidated Statements of Comprehensive Loss.” For a reconciliation of Adjusted Net Loss from Continuing Operations and Adjusted EBITDA to Net Loss from Continuing Operations under generally accepted accounting principles and for a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors see the tables below under “Reconciliation of Non-GAAP Amounts.”

Forward-Looking Statements

This release contains forward-looking statements about the Company’s future performance, which are based on Management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission.

Contact:

James J. Hyland

Vice President, Investor Relations, Corporate Communications and Public Affairs

james.hyland@roundys.com

414-231-5811

Roundy’s, Inc.

Consolidated Statements of Comprehensive Loss

(In thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended
	March 29, 2014	April 4, 2015

Net Sales	$862,690	$981,932

Costs and Expenses:
Cost of sales	632,188	720,326
Operating and administrative	218,108	248,790
Interest:
Interest expense, net	13,148	13,355
Amortization of deferred financing costs	591	554
Loss on debt extinguishment	8,576	-

	872,611	983,025

Loss from Continuing Operations before Income Taxes	(9,921)	(1,093)

Benefit for Income Taxes	(4,426)	(706)

Net Loss from Continuing Operations	(5,495)	(387)

Net Income (Loss) from Discontinued Operations, Net of Tax	978	(1,944)

Net Loss	$(4,517)	$(2,331)

Basic net earnings (loss) per common share:
Continuing operations	$(0.12)	$(0.01)
Discontinued operations	$0.02	$(0.04)

Diluted net earnings (loss) per common share:
Continuing operations	$(0.12)	$(0.01)
Discontinued operations	$0.02	$(0.04)

Weighted average number of common shares outstanding:
Basic	46,479	48,233
Diluted	46,479	48,233

Comprehensive Loss	$(4,177)	$(1,508)

Reconciliation of Non-GAAP Amounts

Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations (Unaudited)

The following is a summary of the calculation of Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations for the thirteen weeks ended March 29, 2014 and April 4, 2015 (in thousands, except per share amounts):

	Thirteen Weeks Ended
	March 29, 2014	April 4, 2015
Net Loss from continuing operations	$(5,495)	$(387)

Loss on debt extinguishment, net of tax	4,728	-

Adjusted Net Loss from continuing operations	$(767)	$(387)

Net loss per common share:
Basic	$(0.12)	$(0.01)
Diluted	$(0.12)	$(0.01)

Adjustments per common share, diluted:
Loss on debt extinguishment, net of tax	$0.10	$-

Adjusted net loss per common share:
Basic	$(0.02)	$(0.01)
Diluted	$(0.02)	$(0.01)

The Company presents Adjusted Net Loss and Adjusted Net Loss Per Common Share, non-GAAP measures, to provide investors with a view of operating performance excluding significant and non-recurring items.

Adjusted EBITDA (Unaudited)

The following is a summary of the calculation of Adjusted EBITDA for the thirteen weeks ended March 29, 2014 and April 4, 2015 (in thousands):

	Thirteen Weeks Ended			Thirteen Weeks Ended
	March 29, 2014			April 4, 2015
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total

Net income (loss)	$(5,495)	$978	$(4,517)	$(387)	$(1,944)	$(2,331)
Interest expense	13,148	1,146	14,294	13,355	529	13,884
Provision (benefit) for income taxes	(4,426)	867	(3,559)	(706)	4,088	3,382
Depreciation and amortization expense	14,706	2,153	16,859	16,066	-	16,066
LIFO charge	491	-	491	83	-	83
Amortization of deferred financing costs	591	33	624	554	-	554
Non-cash stock compensation expense	860	-	860	1,232	-	1,232
Gain on lease terminations	-	-	-	-	(2,739)	(2,739)
Loss on debt extinguishment	8,576	472	9,048	-	-	-

Adjusted EBITDA	$28,451	$5,649	$34,100	$30,197	$(66)	$30,131

The Company presents Adjusted EBITDA, a non GAAP measure, to provide investors with a supplemental measure of its operating performance. The Company believes that Adjusted EBITDA is a useful performance measure and is used by the Company to facilitate a comparison of its operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting the Company’s business than measures under U.S. generally accepted accounting principles (‘‘GAAP’’) can provide alone. The Company’s board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including its senior executives.

The Company defines Adjusted EBITDA as earnings before interest expense, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, costs incurred in connection with the Company’s IPO (or subsequent offerings of Roundy’s common stock), loss on debt extinguishment, certain non-recurring or unusual employee and pension related costs, costs related to acquisitions, costs related to debt financing activities, goodwill and asset impairment charges, gain or loss on the disposition of assets, one-time charges due to the closing of stores or a distribution facility, non-recurring gains or losses on lease terminations and Adjusted EBITDA from discontinued operations. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of the Company’s results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from the Company’s, it omits these amounts to facilitate investors’ ability to make these comparisons. Similarly, the Company omits depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in the Company’s experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. The Company believes that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of the Company’s operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of the Company’s performance. Other companies in the Company’s industry may calculate Adjusted EBITDA differently than the Company does, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, the Company’s working capital needs; (iii) it does not reflect income tax payments the Company may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Roundy’s, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	January 3, 2015	April 4, 2015
		(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$58,576	$43,479
Notes and accounts receivable, less allowance for losses	39,009	35,476
Merchandise inventories	275,457	292,680
Prepaid expenses	21,536	23,624
Income taxes receivable	14,818	10,022
Deferred income taxes	4,439	4,439
Current assets of discontinued operations	6,518	6,172

Total current assets	420,353	415,892

Property and Equipment, net	320,263	320,414

Other Assets:
Other assets, net of amortization of certain intangible assets	53,244	51,813
Long-term assets of discontinued operations	27,971	26,811
Goodwill	297,523	297,523

Total other assets	378,738	376,147

Total assets	$1,119,354	$1,112,453

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$234,572	$222,916
Accrued wages and benefits	37,141	36,165
Other accrued expenses	51,861	58,337
Current maturities of long-term debt and capital lease obligations	1,459	1,489
Current liabilities of discontinued operations	20,135	16,947

Total current liabilities	345,168	335,854

Long-term Debt and Capital Lease Obligations	641,197	655,930
Deferred Income Taxes	40,444	40,075
Other Liabilities	106,940	106,350
Long-term Liabilities of Discontinued Operations	71,993	61,280

Total liabilities	1,205,742	1,199,489

Commitments and Contingencies

Shareholders’ Deficit:
Preferred stock (5,000 shares authorized at 1/3/15 and 4/4/15, respectively, $0.01 par value, 0 shares at 1/3/15 and 4/4/15, respectively, issued and outstanding)	-	-
Common stock (150,000 shares authorized, $0.01 par value, 49,334 shares and 49,422 shares at 1/3/15 and 4/4/15, respectively, issued and outstanding)	493	494
Additional paid-in capital	140,004	141,233
Accumulated deficit	(172,804)	(175,505)
Accumulated other comprehensive loss	(54,081)	(53,258)

Total shareholders’ deficit	(86,388)	(87,036)

Total liabilities and shareholders’ deficit	$1,119,354	$1,112,453

Roundy’s, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Thirteen Weeks Ended
	March 29, 2014	April 4, 2015
Cash Flows From Operating Activities:
Net loss	$(4,517)	$(2,331)
Adjustments to reconcile net loss to net cash flows used in operating activities:

Depreciation of property and equipment and amortization of intangible assets	16,859	16,066
Amortization of deferred financing costs	624	554
Gain on lease terminations related to discontinued operations	-	(2,739)
Gain on sale of property and equipment and other assets	(12)	(11)
LIFO charge	491	83
Deferred income taxes	(388)	2,581
Loss on debt extinguishment	9,048	-
Amortization of debt discount	530	617
Stock-based compensation expense	860	1,232
Changes in operating assets and liabilities:
Notes and accounts receivable	(5,100)	3,740
Merchandise inventories	(13,185)	(17,306)
Prepaid expenses	(2,878)	2,591
Other assets	(896)	(33)
Accounts payable	(18,335)	(17,293)
Accrued expenses and other liabilities	7,120	4,301
Income taxes	(3,871)	2,556

Net cash flows used in operating activities (1)	(13,650)	(5,392)

Cash Flows From Investing Activities:
Capital expenditures	(16,443)	(15,333)
Proceeds from sale of property and equipment	15	97

Net cash flows used in investing activities (1)	(16,428)	(15,236)

Cash Flows From Financing Activities:
Dividends paid to common shareholders	(95)	(77)
Payments of withholding taxes for vesting of restricted stock shares	(402)	(218)
Borrowings on revolving credit facility	84,500	109,750
Payments made on revolving credit facility	(50,750)	(95,250)
Proceeds from long-term borrowings	450,800	-
Payments of debt and capital lease obligations	(518,001)	(791)
Payments of lease obligation terminations	-	(7,883)
Issuance of common stock, net of issuance costs	19,302	-
Debt issuance and refinancing fees and related expenses	(5,224)	-

Net cash flows (used in) provided by financing activities (1)	(19,870)	5,531

Net decrease in Cash and Cash Equivalents	(49,948)	(15,097)
Cash and Cash Equivalents, Beginning of Period (2)	82,178	58,576

Cash and Cash Equivalents, End of Period (2)	$32,230	$43,479

Supplemental Cash Flow Information:
Cash paid for interest	$11,366	$8,019
Cash paid (refunded) for income taxes	700	(1,755)

(1) Includes activities from continuing operations and discontinued operations.

(2) Includes cash and cash equivalents included in assets of discontinued operations.